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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    For the quarter ended September 30, 2000

                        Commission File Number 000-27663

                             SATYAM INFOWAY LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                               Maanasarovar Towers
              271-A, Anna Salai, Teynampet, Chennai 600 018, India
                                (91) 44-435-3221
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F  X   Form 40 F
         ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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ITEM 5. OTHER EVENTS.

     On October 10, 2000, Satyam Infoway announced its consolidated U.S. GAAP results for the fiscal quarter ended September 30, 2000. A copy of the related press release is attached as Exhibit 99.1 and incorporated herein by reference.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: October 10, 2000                 SATYAM INFOWAY LIMITED



                                       By: /s/ T.R.  Santhanakrishnan
                                           -------------------------------------
                                       Name:  T.R.  Santhanakrishnan
                                       Title: Chief Financial Officer

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                                  EXHIBIT INDEX

Exhibit Number         Description
--------------         ------------
99.1                   Press Release dated October 10, 2000.

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